EXHIBIT 5

                               September 10, 2007


Security Devices International Inc.
120 Adelaide Street West
Suite 2500
Toronto, Ontario M5H 1T1



This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of Security Devices, Inc., a Delaware corporation (the "Company"), of up to 4,782,120 shares of common stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Delaware, and a copy of the Registration Statement. In our opinion, the Company was authorized to issue the shares of stock mentioned above and such shares, when sold, will represent fully paid and non-assessable shares of the Company's common stock.

Very truly yours,

HART & TRINEN

William T. Hart